October 17, 2018

Kathleen Layton
Assistant General Counsel
Oportun Financial Corp
2 Circle Star Way
San Carlos, CA 94070

       Re: Oportun Financial Corp
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Submitted October 11, 2018
           CIK No. 0001538716

Dear Ms. Layton:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

General

1. We note your response to comment one in our letter dated October 2, 2018. We note from your response that you removed references to "risk- adjusted revenue" in your draft registration statement filed October 11, 2018. However, we noted reference to "risk-
       adjusted revenue" on pages 6 and 128. Please revise your next amendment. You may contact David Irving at 202-551-3321 or Gus Rodriguez at
202-551-3752 if you
have questions regarding comments on the financial statements and related matters. Please
 Kathleen Layton
Oportun Financial Corp
October 17, 2018
Page 2

contact Erin Purnell at 202-551-3454 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameKathleen Layton                         Sincerely,
Comapany NameOportun Financial Corp
                                                          Division of
Corporation Finance
October 17, 2018 Page 2                                   Office of Financial
Services
FirstName LastName